SEC Mail Processing Section

FEB 28 2008

Washington, DC 103

08026491

AB 3/4

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67510

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bowen Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 International Place, Suite 1600
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra V. Bowen 781-733-0493
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 07 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Paul Bowen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bowen Advisors, Inc., as of February 21, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HOLLY PEEPLES
Notary Public - State of Florida
My Commission Expires Oct 27, 2008
Commission # DD 366629
Bonded By National Notary Assn.

Signature

President

Title

Holly Peeples

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Bowen Advisors, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Bowen Advisors, Inc. (the "Company"), as of December 31, 2007, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bowen Advisors, Inc., as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information presented on pages 10 though 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.
Boston, Massachusetts
February 21, 2008

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
125 Wolf Road • Suite 209 • Albany, New York • 12205 • Phone 518-454-0880 • Fax 518-454-0882
www.wolfandco.com

BOWEN ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash and cash equivalents	$ 254,786
Accounts receivable	295,652
Note receivable - employee	7,100
Investment, at fair value	44,876
Prepaid expenses	5,029
Property and equipment, net	7,894
Total assets	$ 615,337

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable	$ 20,219
Accrued retirement plan contribution	121,331
Unearned revenue	14,970
Accrued compensation	56,027
Other current liabilities	11,124
Total liabilities	223,671
Shareholder's equity:	
Common stock, $0.0001 par value, 10,000,000 shares authorized, 8,000,000 shares issued and outstanding	800
Additional paid-in capital	5,200
Retained earnings	385,666
Total shareholder's equity	391,666
Total liabilities and shareholder's equity	$ 615,337

See accompanying notes to financial statements.

BOWEN ADVISORS, INC.

STATEMENT OF INCOME

Year Ended December 31, 2007

Revenue:	
Consulting services	$ 872,000
Success fees	1,690,000
Valuation services	80,000
Reimbursed expenses	33,725
Total revenue	2,675,725
Expenses:	
Officer's compensation	1,042,766
Salaries, bonuses and commissions	686,996
General and administrative	157,009
Retirement plan contribution	124,958
Professional fees	92,712
Bad debt expense	77,750
Payroll taxes	59,858
Employee benefits	52,404
Travel and entertainment	46,025
Rent and other occupancy costs	53,469
Insurance	34,345
Reimbursed travel and other direct expenses	33,725
Subcontractor fees	30,000
Telephone	22,762
Marketing	21,182
Computer-related expenses	13,854
Dues and subscriptions	2,379
Bank service charges	1,652
Depreciation expense	1,539
Licenses and permits	703
Total expenses	2,556,088
Other income (expense):	
Interest income	10,193
Miscellaneous income	35,440
Unrealized loss on investment	(88,457)
Realized loss on sale of investment	(29,303)
Total other income (expenses)	(72,127)
Net income	$ 47,510

See accompanying notes to financial statements.

BOWEN ADVISORS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Year Ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Shareholder's equity at December 31, 2006	$ 800	$ 5,200	$ 340,021	$ 346,021
Net income	-	-	47,510	47,510
Shareholder distributions	-	-	(1,865)	(1,865)
Balance at December 31, 2007	$ 800	$ 5,200	$ 385,666	$ 391,666

See accompanying notes to financial statements.

BOWEN ADVISORS, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 47,510
Adjustments to reconcile net income to net cash provided by operating activities:	
Bad debt expense	77,750
Realized and unrealized loss on investment	117,760
Stock received in payment of success fees	(200,000)
Depreciation	1,539
Changes in operating assets and liabilities:	
Accounts receivable	(176,783)
Note receivable - employee	(7,100)
Prepaid expenses	(5,029)
Accounts payable	(41,130)
Accrued retirement plan contribution	121,331
Unearned revenue	14,970
Accrued compensation	54,813
Other current liabilities	11,866
Net cash provided by operating activities	17,497
Cash flows from investing activities:	
Purchases of property and equipment	(9,433)
Proceeds from sale of investment	38,577
Net cash provided by investing activities	29,144
Cash flows from financing activities:	
Shareholder distributions	(1,865)
Net cash used by financing activities	(1,865)
Net increase in cash and cash equivalents	44,776
Cash and cash equivalents at beginning of year	210,010
Cash and cash equivalents at end of year	$ 254,786

See accompanying notes to financial statements.

BOWEN ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2007

1. ORGANIZATION AND NATURE OF BUSINESS

Bowen Advisors, Inc. (the "Company') was organized on January 2, 2004 under the laws of the State of Delaware. Paul I. Bowen, III is the Company's sole owner. The Company's registration as a broker-dealer with the Securities and Exchange Commission ("SEC") and as a member of the Financial Industry Regulatory Authority ("FINRA") was approved on June 5, 2007. The Company provides business consulting and private placement services for its clients in Massachusetts, elsewhere in the United States and internationally.

Revenue associated with transactions which closed during the year and which is non-recurring in nature represents approximately 100% of total revenue for the year ended December 31, 2007.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(ii) of the Rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. All items of income and expense are accounted for on the accrual basis.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less. Cash and cash equivalents exclude amounts segregated under federal or other regulations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company recognizes revenue from consulting and valuation services on a monthly basis as work is performed. The Company recognizes success fees as earned upon the closing of the underlying transaction. In addition, the Company records revenues derived from reimbursement of out-of-pocket expenses incurred monthly as invoiced.

Other Income

Miscellaneous income includes a $35,000 one-time payment from FINRA (formerly NASD) in August 2007 to reflect the cost-savings resulting from the consolidation of NASD and NYSE Member Regulation.

Accounts Receivable

Accounts receivable represent amounts invoiced by the Company. Management assesses the need for any allowance for doubtful accounts based on information regarding individual accounts and historical experience. An allowance for doubtful accounts is determined based on management's best estimate of probable losses inherent in the accounts receivable balance. There is no allowance for doubtful accounts at December 31, 2007.

Property and Equipment

Property and equipment consisting primarily of office equipment are recorded at cost. Depreciation is computed based on estimated useful lives (ranging from three to seven years) using the straight-line method.

Income Taxes

The Company, with the consent of its sole shareholder, has elected to be taxed in accordance with Subchapter S of the Internal Revenue Code. As a Subchapter S corporation, the Company's taxable income is reported on the shareholder's individual income tax returns. The Company's taxable income is subject to state income taxes and state excise taxes in accordance with statutory requirements. If material, the Company recognizes deferred tax assets and liabilities for the expected future state tax consequences of differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Commissions

Commissions and bonuses associated with success fees are earned by non-shareholder employees when the related success fee is received from the client. Commissions and bonuses associated with success fee revenue and payable to the sole shareholder are deemed discretionary and are recognized when paid.

3. NOTE RECEIVABLE - EMPLOYEE

The Company has a $7,100 promissory note from one of its employees. The note bears interest at an annual rate of 3.18% and is to be paid back over a two-year period ending December 2009.

4. INVESTMENT

At December 31, 2007 the Company holds an investment in common stock of $44,876. The stock is reported at fair value based on market quotes. Adjustments to fair value of these are recorded in the statement of income.

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 2007:

Office equipment	$ 9,433
Less accumulated depreciation	(1,539)
	$ 7,894

6. RETIREMENT PLAN

The Company funds a Simplified Employee Pension (SEP) plan for its employees. In 2007, the Company elected to contribute to the SEP 10% of compensation, as defined, subject to certain statutory limits. The total SEP contribution amounted to $124,958.

7. COMMITMENTS

The Company leases office space under an operating sublease agreement. The agreement expires in 2008. Rent expense under operating leases for the year ended December 31, 2007 was $37,888.

Future minimum lease payments required under this operating sub-lease agreement total $14,350 for the year ended December 31, 2008.

8. CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to credit risk include cash and cash equivalents and accounts receivable. Cash in federally insured banks may exceed federally insured limits from time to time. At December 31, 2007, cash exceeded insured limits by $118,625.

Accounts receivable from one customer accounted for 52% of total accounts receivable at December 31, 2007. The Company monitors the credit worthiness of its customers as a means of managing credit risk. The Company does not anticipate non-performance by its counterparties, and the financial statements do not include any reserves for such risks.

9. REGULATORY NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 8:1 (800%). Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2007 the Company had net capital of $69,650 which is $41,691 in excess of its required net capital of $27,959. At December 31, 2007, the Company's aggregate indebtedness as a percentage of net capital was 321%.

BOWEN ADVISORS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

Computation of net capital:

Total shareholder's equity from statement of financial condition	$ 391,666
Less: non-allowable assets:	
Accounts receivable	295,262
Note receivable - employee	7,100
Prepaid expenses	5,029
Property and equipment, net	7,894
Total non-allowable assets	315,285
Less: haircuts on securities	6,731
Net capital	$ 69,650

Computation of basic net capital requirement:

Net capital requirement of reporting broker-dealer	$ 27,959
Excess net capital	$ 41,691
Aggregate indebtedness	$ 223,671
Percentage of aggregate indebtedness to net capital	321%

See independent auditors' report.

BOWEN ADVISORS, INC.

RECONCILIATION OF NET CAPITAL COMPUTATION UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

A reconciliation of the net capital computation included herein (page 10) with the unaudited net capital computation included in the FOCUS Report as of December 31, 2007 is as follows:

Unaudited net capital at December 31, 2007	$ 56,708
Allowable asset erroneously reported as non-allowable:	
Investment	44,876
Audit adjustments affecting net capital before haircuts:	
Adjust accrued professional fees	(10,775)
Adjust revenue	(7,875)
Other adjustments, net	(6,553)
	19,673
Security haircut adjustments	(6,731)
Total reconciling items	12,942
Audited net capital at December 31, 2007	$ 69,650

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Shareholder of
Bowen Advisors, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements of Bowen Advisors, Inc. (the "Company"), as of and for the year ended December 31, 2007, in accordance the auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a- 13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
125 Wolf Road • Suite 209 • Albany, New York • 12205 • Phone 518-454-0880 • Fax 518-454-0882
www.wolfandco.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of recent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of the shareholder, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 21, 2008

END